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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3)*


                           CASINOVATIONS INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   14761P 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      Stacie L. Brown, 6744 South Spencer Street, Las Vegas, Nevada 89119;
                              Tel.: (702) 733-7195
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14761P 10 4                 13D                      Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard S. Huson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         52,721 shares

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    70,000 shares
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         52,721 shares

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    70,000 shares

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,065,838
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14761P 10 4                 13D                      Page 3 of 6 Pages


         This Amendment No. 3 reflects the final transactions of Richard S. Huson, who passed away on October 12, 1999, and amends the Schedule 13D, Amendment No. 2, dated July 14, 1999 (the "Amended Schedule 13D") of Richard S. Huson with respect to the common stock, $.001 par value ("Common Stock") of Casinovations Incorporated, a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Amended Schedule 13D.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATIONS

         See response to Item 4.

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 3 to Schedule 13D is a result of the August 25, 1999, transfer of voting power for the 2,973,117 shares beneficially owned by Mr. Huson, as Co-Trustee of the Richard S. Huson Revocable Trust (the "Trust"), to James E. Crabbe. The transfer of voting power was effected through a Durable Power of Attorney executed by Messrs. Huson and Crabbe and dated August 25, 1999.

         Additionally, on August 2, 1999, the Trust acquired 2,000 shares of Common Stock from Bob Nichols as partial satisfaction of a certain promissory note dated November 30, 1998, in favor of Mr. Huson. On September 2, 1999, the Co-Trustees of the Richard S. Huson Revocable Trust U/T/A, dated 09/04/98, sold 30,000 shares of the Company's Common Stock to Kevin McCullough at $2.60 per share, said amount to be paid the earlier of Mr. McCullough's sale of the shares or March 1, 2002. On September 13, 1999, and pursuant to the Company's 1999 Directors' Stock Option Plan (the "Option Plan"), as adopted by the Company's Board of Directors on September 13, 1999, the Company granted to Mr. Huson options to purchase 2,000 shares of Common Stock. Upon Mr. Huson's death, however, these options had not vested and, therefore, lapsed.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         RICHARD S. HUSON           PRESENTLY OWNED                PERCENTAGE(4)
         ----------------           ---------------                -------------

         Sole Voting Power              52,721 (1,2)                    0.49%

         Shared Voting Power            70,000 (1)                      0.65%

         Sole Dispositive Power         52,721 (1,2)                    0.49%

         Shared Dispositive Power       70,000 (3)                      0.65%

         Total Beneficial Power      3,065,838                          28.6%
____________________

(1) This amount represents 52,721 shares of Common Stock issuable upon exercise of Class A Warrants.

(2) Shares of Common Stock may be subject to applicable community property laws.

(3) This amount represents 70,000 shares of Common Stock held by Tower Rock Partners, LLC, an entity formerly controlled by Mr. Huson and now contolled by Yvonne Huson, Mr. Huson's spouse.

(4) These percentages reflect the percentage share ownership with respect to 10,705,944 shares, the number of shares of Common Stock outstanding as of October 31, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The Durable Power of Attorney dated August 25, 1999, whereby Richard S. Huson transferred to James E. Crabbe voting power of the shares of Common Stock held in the name of the Trust, is attached hereto as Exhibit "A."

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 4, 1999


                                                /s/ Yvonne Huson
                                   ---------------------------------------------
                                   Yvonne Huson, Trustee of the Richard S. Huson
                                          Revocable Trust U/T/A 09/04/98

STATE OF OREGON

COUNTY OF DESCHUTES


                            DURABLE POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS:

         That I, RICHARD S. HUSON, do hereby make, constitute, and appoint JAMES E CRABBE my true and lawful Attorney-in-Fact.

         I.   POWER AND AUTHORITIES.

              I hereby delegate to my Attorney-in-Fact full power and authority for me in my name, place, and stead to do and perform the following act:

                    To vote in person or by granting of a proxy with or without the power of substitution, all my shares of Casinovations Incorporated stock placed in trust by me.

              This durable power of attorney shall not be affected by any disability on my part. The power conferred on my Attorney-in-Fact by this instrument shall be exercisable from July 21, 1999. All acts done by my Attorney-in-Fact pursuant to the power conferred by this Durable Power of Attorney during any period of my disability or incompetency shall have the same effect and inure to the benefit of and bind me or my heirs, devisees and personal representatives as if I were competent and not disabled.

              This is a written Durable Power of Attorney which shall be nondelegable and which shall not be terminated by my incompetency or adjudication as an incapacitated adult and it shall remain in full force and effect.

         II.  RELEASE AND INDEMNIFICATION OF ATTORNEY-IN-FACT.

              My Attorney-in-Fact shall have no liability to me or to any other person for any action taken, or not taken, in good faith pursuant to this Durable Power of Attorney. I hereby release my Attorney-in-Fact from any and all liability hereunder and agree to indemnify him for any and all liabilities, costs, and expenses, including reasonable attorneys= fees, which may be incurred in good faith.

         III. RELEASE AND INDEMNIFICATION OF THIRD PERSONS.

              Upon receipt of this Document, no third person shall have any duty to inquire into the authority of my Attorney-in-Fact to take any action set forth in Section I of this Document. I hereby release and agree to indemnify any and all persons for actions taken in compliance with the directions of my Attorney-in-Fact or for honoring any document executed by my Attorney-in-Fact or for any action taken in reliance thereon.

              IN WITNESS WHEREOF, I have hereunto set my hand and affixed my seal, this 30 day of July, 1999.

                                   /s/ Richard S. Huson                  (SEAL)
                                   ---------------------------------------------
                                   Richard S. Huson

                                   Signed, sealed and delivered on the 30th day of July, 1999, in the presence of:


                                   /s/ Yvonne Huson
                                   ---------------------------------------------
                                   Unofficial Witness


                                   Signed and sworn before me on July 30th
                                   by Richard S. Huson
                                      ----------------


                                   (notary stamp)

                                               /s/ B.A. Morrison
                                               ---------------------------------
                                               Notary Public


                                   For purposes of identification only, my
                           Attorney-in-Fact has signed and sealed this Durable Power of Attorney.

                                   /s/ James E. Crabbe                    (SEAL)
                                   ---------------------------------------------
                                   James E. Crabbe

                                   Signed, sealed, and delivered on the 25th
                           day of August, 1999, in the presence of:

                                  /s/ Barbara D. Gutierrez /s/ Joann E. Phillips
                                  ----------------------------------------------
                                   Unofficial Witness

                                   Signed and sworn before me on 25th Aug 99
                                   by James E. Crabbe
                                      ---------------



                                   (notary stamp)

                                               /s/ Barbara D. Gutierrez
                                               ---------------------------------
                                               Notary Public